Exhibit 4.20

SHAREHOLDERS AGREEMENT

This Shareholders Agreement (the “Agreement”) is entered into as of the 25th day of November 2010, by and among Rosetta Genomics Ltd. (“Genomics”) and Plan B Ventures I LLC (“Plan B”) (each of Genomics and Plan B may be referred to as a “Shareholder” and collectively referred to as the “Shareholders”).

WHEREAS, the Shareholders are holders of ordinary shares, nominal value NIS 0.01 each of  Rosetta Green Ltd., Israeli private company number 51-440312-0 (the "Company"); and

WHEREAS, in connection with the proposed initial public offering and listing of the Company's shares for trading on the Tel Aviv Stock Exchange (the “IPO” and the “TASE”, respectively) the Shareholders desire to set forth certain provisions governing the composition of the Company’s board of directors (the “Board”), certain restrictions on the sale of shares by the Shareholders and certain co-sale rights upon transfer by the Shareholders of shares of the Company that they currently hold; and

WHEREAS the effectiveness of this Agreement is subject, inter alia, to the receipt  of a written confirmation by June 30, 2011, from the Offering Agent (Rakaz Hanpaka) in the proposed IPO that all of the conditions for the listing of the Company's shares for trading on the TASE have been satisfied (the “Condition Precedent”).

NOW THEREFORE, in consideration of their mutual promises and obligations the parties hereto have agreed as follows:

1.	Interpretation.

1.1.	The Recitals hereto consist an integral part hereof.

1.2.	The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

2.	Board of Directors.

2.1.
Amendment of Articles of Association. Genomics hereby agrees to vote all of the shares of the Company owned or controlled by Genomics as of the date hereof (the “Genomics Share”) and Plan B hereby agrees to vote all of the shares of the Company owned or controlled by Plan B as of the date hereof (the “Plan B Shares” and, together with the Genomics Shares, the “Shares”) so that effective immediately prior to satisfaction of the Condition Precedent, the articles of association of the Company (the “Articles”) will be amended to provide that: (A) the number of members of the Board of Directors of the Company (the “Directors” and the “Board”, respectively) will be not more than seven (7); (B) at least one third of the Directors but not less than three (3) Directors (including, for these purposes , the External Directors required pursuant to the Companies Law (“External Directors”)) will qualify as “independent directors” as such term is defined in the Companies Law, 5759-1999 (“Independent Directors” and “Companies Law”, respectively); (C) the qualification of any nominee to serve as an Independent Director (other than the initial Independent Director) will be determined by the Audit Committee, annually; (D) the audit committee of the Board (the “Audit Committee”) will consist of all of the External Directors and, to the extent there are less than three (3) External Directors, two (2) External Directors and one (1) additional Director, who will be either an Independent Director or the Director nominated by Plan B, as determined by the Board; (E) the quorum for any meeting of the Board will include at least (i) two (2) External Directors, or (ii) one (1) External Director and one (1) Independent Director; and (F) the chairman of the Board (the “Chairman”) will not have a casting vote for any purposes.

2.2.
Initial Independent Director. The initial Independent Director will be approved unanimously by the Board prior to satisfaction of the Condition Precedent and further appointment confirmation required under the Companies Law.

2.3.
Plan B Nominee. Effective immediately following satisfaction of the Condition Precedent and for as long as Plan B continues to hold 50% or more of the Plan B Shares, Genomics will vote all the Genomics Shares in favor of the election to the Board of one (1) nominee proposed by Plan B.

2.4.
Director Compensation. All Directors, including External Directors, but not including any Director who is an employee of the Company, will receive compensation for their directorship equal to the “fixed amount” in accordance with the Companies Regulations (Rules with respect to the Compensation and Expenses of External Directors), 5760-2000 as applicable to the Company’s ranking in accordance with such regulations from time to time, plus VAT. The “fixed amount” currently applicable to the Company pursuant to said regulations currently in effect is NIS 25,000 payable to each Director, per year plus NIS 1,590 payable to each Director, for participation at each Board or committee meeting.

Directors who are employees of the Company will not receive any additional compensation beyond their compensation as employees for serving as a Director.

The Chairman will be an active Chairman and as long as in compliance with the duties set forth below or agreed upon by the Board, will receive compensation in the amount of NIS 20,000 per month plus VAT, which will be the total and exclusive cash compensation to which the Chairman will be entitled for his directorship.

The active Chairman will, in addition to his/her responsibilities under the Companies Law, assist in formulating and overseeing the Company’s business strategy and its corporate and management development and be involved in identifying and pursuing strategic transactions and initiatives.

In addition to the foregoing compensation, each Director who is in office immediately following the satisfaction of the Condition Precedent and each External Director elected by the Company, but not including a Director who is an employee of the Company or the Chairman, will be given a one-time grant of an option to purchase up to 26,000 ordinary shares of the Company, NIS 0.01 nominal value each at an exercise price of NIS 3.6540 per share. Such options will vest in equal quarterly installments over a period of three (3) years beginning as of the date of satisfaction of the Condition Precedent, with respect to the Directors in office as of such date and, with respect to the External Directors, beginning as of the date of their nomination for election as External Directors by the Board (provided that they are subsequently elected as External Directors by the Shareholders). The options will be valid for a period of ten (10) years and, to the extent not exercised, will expire ten (10) years after the date of grant.

The Chairman shall receive a one-time grant of an option to purchase 52,000 ordinary shares, nominal value NIS 0.01 each of the Company, at the same exercise price per share and with the same vesting schedule as the other Directors. The option will be valid for a period of ten (10) years and, to the extent not exercised, will expire ten (10) years after the date of grant.

3.	Lock-Up.

Plan B will be subject to the lock-up provisions required by the TASE with respect to the Plan B Shares. Rosetta Genomics will be subject to a total lock-up with respect to the Genomics Shares for a period of twelve (12) months following satisfaction of the Condition Precedent and thereafter until the termination of twenty-four (24) months following satisfaction of the Condition Precedent will be entitled to sell up to 1% of the Genomics Shares per month (which may be accumulated for up to three (3) months, so that any Shares not sold in any month may be aggregated and sold not later than the end of the second calendar month thereafter). After the termination of twenty-four (24) months following satisfaction of the Condition Precedent there will be no further restrictions on the sale of shares of the Company by Genomics.

4.	Co-Sale.

4.1.
Following the satisfaction of the Condition Precedent and subject to the provisions of Section 4.6 below, in the event of any proposed sale of any Genomics Shares by Genomics or in the event of any proposed sale of any Plan B Shares by Plan B in an off-market transaction (an “Off-Market Sale Transaction”), then Genomics or Plan B as relevant (the “Selling Shareholder”) shall promptly notify the other (the “Co-Sale Party”) in writing describing in such notification the purchaser's identity and the material terms of such proposed sale (the "Transfer Notice").

4.2.
Upon receipt of the Transfer Notice, the Co-Sale Party shall have the option, exercisable by written notice to the Selling Shareholder, within five (5) days after receipt of the Transfer Notice, to require the Selling Shareholder to provide as part of the Off-Market Sale Transaction that the Co-Sale Party be given the right to participate in the Off-Market Sale Transaction and to sell Shares held by the Co-Sale Party, proportionate to the respective holdings between the two Shareholders in the Shares at the time of the Transfer Notice (the "Co-Sale Party Pro Rata Shares"), by including such Co-Sale Party Pro Rata Shares held by the Co-Sale Party with the Selling Shareholder’s Shares being sold in such Off-Market Sale Transaction. The sale by the Co-Sale Party in accordance with this Section 4.2 shall be on the same terms and conditions under which the Selling Shareholder’s Shares are to be sold in the Off-Market Sale Transaction.

4.3.
Notwithstanding the above, in the event that Genomics is the Selling Shareholder in an Off- Market Sale Transaction and at the time of the Transfer Notice: (A) Genomics holds less than 20% of the issued and outstanding shares of the Company or as a result of the proposed Off-Market Sale Transaction Genomics holdings in the Company would fall below 20% of the issued and outstanding shares of the Company; and (B) Plan B holds less than 5% of the issued and outstanding shares of the Company, then Plan B shall have the right to either participate pro-rata in such Off-Market Sale Transaction as aforesaid or include all of its remaining Plan B Shares in such transaction.

4.4.
In the event that the Co-Sale Party exercises its rights hereunder, the Selling Shareholder (or its Permitted Transferee) must either (i) cause the proposed purchaser in such Off – Market Sale Transaction (the "Proposed Purchaser") to add the Co-Sale Party Pro Rata Shares to the Selling Shareholder’s Shares to be purchased by the Proposed Purchaser, as part of the Off-Market Sale Transaction; or (ii) so reduce the number of the Selling Shareholder’s Shares to be sold in the Off-Market Sale Transaction from the total amount of shares to be purchased by the Proposed Purchaser as to allow the Co-Sale Party to sell the Co-Sale Party Pro Rata Shares in the said Off-Market Sale Transaction,

4.5.
Notwithstanding anything to the contrary, the provisions of this Section 4 shall remain in full force and effect until Plan B sells Shares of the Company (whether under this Section 4 or otherwise (including on the TASE or in any Off-Market Sale Transaction) in an aggregate amount at least US$ 1,500,000 and thereafter shall be null and void and of no further effect.

4.6.
For the avoidance of doubt, the provisions of this Section 4 shall not apply with respect to a sale of Shares by either party on the TASE or with respect to any shares acquired by either party after the date hereof.

4.7.
The provisions of this Section 4 shall not apply with respect to a sale or transfer of Shares by either party to a Permitted Transferee, provided however, that any such Permitted Transferee shall thereafter be bound by the provisions hereof and so confirm in writing to the other party hereto.

"Permitted Transferee" means: (a) a transferee by operation of law; (b) a person who is an affiliate or subsidiary of the transferor, (c) any purchaser of all or substantially all of the assets of the transferor or (d) any successor in interest to such transferor, whether by merger, liquidation (including successive mergers or liquidations) or otherwise.

5.	Termination.

5.1.
This Agreement shall automatically become null and void, and shall not bind any Shareholder, if the Company's board of directors shall resolve to cease proceeding towards the listing of the Company's shares for trading on the TASE, for any reason whatsoever.

5.2.	If by June 30, 2011 the Condition Precedent has not occurred, then this Agreement shall automatically become null and void and of no further effect, and shall not bind any Shareholder.

6.	Miscellaneous.

6.1.	Governing Law and Jurisdiction; Remedies.

(a)	This Agreement shall be governed by and interpreted in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of law.

(b)	The competent courts in Tel Aviv shall have sole and exclusive jurisdiction over any dispute between the parties with respect to this Agreement.

(c)
In case any one or more of the covenants and/or agreements set forth in this Agreement shall have been breached by any party hereto, the other parties may proceed to protect and enforce their rights at law or in equity, including by an action for specific performance, injunctive relief and other forms of equitable relief (without posting any bond and without proving that damages would be inadequate) of any such covenant or agreement contained in this Agreement. All remedies hereunder shall be cumulative and the election of any one remedy shall not preclude any other remedy.

6.2.
Waiver and Delays. No waiver with respect to any breach or default in the performance of any obligation under the terms of this Agreement shall be deemed to be a waiver with respect to any subsequent breach or default, whether of similar or different nature.  Nothing in this Agreement shall be deemed to be a waiver of any remedy available to any party under applicable law. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

6.3.
Rights; Severability.  In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the invalid, illegal or unenforceable provision as determined by a court of competent jurisdiction.

6.4.
Notices. Any notice, declaration or other communication required or authorized to be given by any party under this Agreement to any other party shall be in writing and shall be personally delivered, sent by facsimile transmission (with a copy by ordinary mail in either case) or dispatched by courier addressed to the other party at the address stated below or such other address as shall be specified by the parties hereto by notice in accordance with the provisions of this Section. Any notice shall operate and be deemed to have been served, if personally delivered or sent by fax on the next following business day, and if by courier, on the fifth following business day. The Shareholders' addresses for the purposes of this Section 6.4 shall be the addresses set forth below:

Rosetta Genomics Ltd.	Plan B Ventures I, LLC
10 Plaut Street, Rehovot	436 Atlantic Avenue
Israel, 76706 Fax: +972 (073) 2220701	Marblehead, MA 01945 Fax: 781 823 0098
Attn: Tami Fishman Jutkowitz, Adv. General Counsel	Attn: Barbara W. Goldman

With a copy (which shall not constitute notice) to:	With a copy to:
Tulchinsky Stern Marciano Cohen Levitski & Co.	Pearl Cohen Zedek Latzer LLP
4 Berkowitz Street	50 Congress Street
Museum Tower, 12th Floor	Suite 640
Tel Aviv	Boston, MA 02109
Israel, 64238	Direct 617 228 5726
Fax: +972 (3) 6075050	Fax: 617 228 5721
Attn: David Cohen, Adv.	Email OdedK@pczlaw.com
Attn: Oded Kadosh

6.5.
Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of all parties to this Agreement.

6.6.
Entire Agreement. This Agreement constitutes the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein.

6.7.
Further Assurance. Each of the parties shall take such actions, including the execution and delivery of further instruments and voting its Shares, as may be necessary to give full effect to the provisions hereof and to the intent of the parties hereto.

6.8.
Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective Permitted Transferees, provided that such Permitted Transferees sign a written undertaking to the satisfaction of the non-transferring party to be bound by the terms of this Agreement as if such transferee was a party to this Agreement.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective Permitted Transferees any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.9.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.10.	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.11.
Expenses.  If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

IN WITNESS WHEREOF the parties have signed this Shareholders Agreement as of the date first set forth hereinabove.

Plan B Ventures I, LLC		Rosetta Genomics Ltd.

By:	/s/ Barbara W. Goldman	By:	/s/ Yoav Chelouche

Date:	November 25, 2010	Date:	November 25, 2010